                                                                    EXHIBIT 99.2

EXECUTION COPY

                        AMENDMENT NO. 2 TO LOAN AGREEMENT

This Amendment No. 2 to the Loan Agreement (this "AMENDMENT"), dated as of the 6 day of September, 2009, is made and entered into by Metalink Ltd., an Israeli corporation (the "COMPANY"), and the Lender identified on the signature page hereto ("LENDER" or "HOLDER").

WHEREAS, the parties have entered into a certain Loan Agreement dated as of
September 8, 2008 (as amended on December 31, 2008, the "LOAN AGREEMENT");

WHEREAS, as of the date hereof, the total outstanding principal amount under the
Loan Agreement and the current Note is $5,750,000 (the "ORIGINAL PRINCIPAL
AMOUNT");

WHEREAS, as of the date hereof, the Lender holds 1,165,000 warrants (consisting of 1,000,000 warrants of Series A2 and 165,000 warrants of Series A 4) that were issued under the Loan Agreement (the "WARRANTS") with an exercise price of $0.50 per share; and

WHEREAS, the parties have agreed to amend the Loan Agreement upon the terms and conditions of this Amendment.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

     1.   DEFINITIONS. Capitalized terms not otherwise defined in this Amendment are used with the definitions assigned to them in the Loan Agreement.

     2.   REPAYMENT. Upon the earlier of (i) five (5) business days following the date hereof and (ii) September 9, 2009, the Company shall repay the Lender, by wire transfer to the bank account designated in writing by Lender on ANNEX A, a total sum of Two Million Dollars ($2,000,000, reflecting a repayment of $2,000,000 out of the Original Principal
          Amount and all accrued and unpaid interest on the full Original
          Principal Amount as of the date hereof) (such $2,000,000, the
          "REPAYMENT AMOUNT" and such repayment of the Repayment Amount, the
          "REPAYMENT"), such that, immediately following the Repayment, the aggregate outstanding principal amount of the Note shall be equal to
          $3,750,000 (such remaining outstanding principal amount of $3,750,000, the "OUTSTANDING PRINCIPAL AMOUNT"), subject to adjustment pursuant to
          Section 3(b) herein, and all interest accrued through the repayment shall be considered fully paid. Notwithstanding anything to the contrary hereunder, should the Company fail to timely transfer the said amount to Lender, this Amendment shall become null and void, AB
          INITIO.

     3.   AMENDMENTS.

          a.   EXTENSION OF MATURITY DATE. The parties hereby amend the Loan
               Agreement and the Note such that the Maturity Date will be extended from September 9, 2009 to March 9, 2010 (the "EXTENDED
               MATURITY DATE"). All references to the Maturity Date in the
               Amended and Restated Note (as defined below) shall be amended to reflect such new Maturity Date.

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          b.   ADJUSTED PRINCIPAL AMOUNT. In consideration for the Extended
               Maturity Date, the Company hereby agrees to issue to the Holder in exchange for the Holder's Note, an amended and restated Note
               (the "AMENDED AND RESTATED NOTE") with a principal amount equal to (the "ADJUSTED PRINCIPAL AMOUNT") (i) as of the date hereof,
               105% of the Outstanding Principal Amount (subject to reduction pursuant to Section 2) or $3,937,500; (ii) as of the 45th
               calendar day following the date hereof, 110% of the Outstanding
               Principal Amount or $4,125,000; and (iii) as of January 1, 2010,
               115% of the Outstanding Principal Amount or $4,312,500. Other
               than as amended hereunder, the rights and obligations of the
               Holder and the Company with respect to the Amended and Restated
               Note shall be identical in all respects to the rights and
               obligations of the Holder and the Company with respect to the
               Note. Interest shall accrue on the Outstanding Principal Amount and Repayment Amount without adjustment pursuant to this Section
               3(b). For clarity, the Loan Agreement and all Transaction
               Documents thereunder are hereby amended so that the term "NOTE"
               includes the Amended and Restated Note and the term "TRANSACTION
               DOCUMENTS" shall be amended to include this Amendment. The
               Amended and Restated Note is being issued in substitution for and not in satisfaction of the outstanding Note of each Holder. Upon the written request of either the Holder or the Company, each party shall use commercially reasonable efforts to deliver the instruments representing the original Note to the Company in exchange for the Holder's Amended and Restated Note that reflect the revised terms of such securities as set forth in this
               Amendment.

          c.   ADJUSTMENT TO EXERCISE PRICE OF WARRANTS. The parties hereby amend the Warrants such that the exercise price shall be reduced to be equal to $0.03 per share, subject to adjustment therein.
               All references to the Exercise Price in the Warrants shall be amended to reflect such adjusted Exercise Price.

          d.   INTEREST. The parties hereby amend the Note by adding the
               following sentence at the end Section 3(a) of the Amended and
               Restated Note:

               "NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREUNDER, THE PARTIES
               HEREBY AGREE THAT THE INTEREST ACCRUED ON THE OUTSTANDING
               PRINCIPAL AMOUNT AND REPAYMENT AMOUNT (AS DEFINED IN THE
               AMENDMENT AGREEMENT DATED AS OF SEPTEMBER 6, 2009 BY AND AMONG
               THE COMPANY AND THE HOLDER) OF THIS NOTE SHALL ACCRUE ON THE
               OUTSTANDING PRINCIPAL AMOUNT AND REPAYMENT AMOUNT NOT SUBJECT TO
               ADJUSTMENT PURSUANT TO THE AMENDMENT AGREEMENT."

          e.   MANDATORY DEFAULT AMOUNT. The parties hereby amend the Notes such that the term "Mandatory Default Amount" shall be modified and read as follows:

               "MANDATORY DEFAULT AMOUNT" MEANS THE SUM OF (A) THE GREATER OF
               (I) 110% OF THE ORIGINAL PRINCIPAL AMOUNT (LESS THE REPAYMENT
               AMOUNT) AND (II) 100% OF THE OUTSTANDING PRINCIPAL AMOUNT AS
               ADJUSTED PURSUANT TO SECTION 3(B) OF THE AMENDMENT AGREEMENT, (B)
               ALL ACCRUED AND UNPAID INTEREST HEREON, AND (C) ALL OTHER
               AMOUNTS, COSTS, EXPENSES AND LIQUIDATED DAMAGES DUE AND UNPAID IN
               RESPECT OF THIS NOTE.

          f.   AMENDED NOTICE OF EXERCISE FOR THE WARRANTS. The parties hereby agree that the Warrants shall be amended such that the Notice of
               Exercise attached thereto shall be replaced in its entirety with the Notice of Exercise attached hereto as EXHIBIT A.

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     4.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby makes the representations and warranties set forth below to the Holder as of the date of its execution of this Agreement:

          a.   AUTHORIZATION; ENFORCEMENT. The Company has the requisite
               corporate power and authority to enter into and to consummate the transactions contemplated by this Amendment and otherwise to carry out its obligations hereunder. The execution and delivery of this Amendment by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the
               Company's stockholders in connection therewith. This Amendment has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific
               performance, injunctive relief or other equitable remedies and
               (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

          b.   NO CONFLICTS. The execution, delivery and performance of this
               Amendment by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i)
               conflict with or violate any provision of the Company's or any
               Subsidiary's certificate or articles of incorporation, memorandum of association, bylaws or other organizational or charter
               documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both)
               of, any agreement, credit facility, debt or other instrument
               (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any
               Subsidiary is bound or affected, or (iii) assuming the accuracy of the representations made in Section 5 herein, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state and Israeli securities laws and regulations), or by which any property or asset of the
               Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

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          c.   ISSUANCE OF THE AMENDED AND RESTATED NOTE. The Amended and
               Restated Note is duly authorized and, upon the execution of this
               Amendment by the Holder will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents.

          d.   NO NOVATION. The Amended and Restated Note is being issued in substitution for and not in satisfaction of the Note (other than the repayment contemplated by Section 2). The Company hereby acknowledges and agrees that the Amended and Restated Note shall amend, restate, modify, extend, renew and continue the terms and provisions contained in the Note and shall not extinguish or release the Company or any of its Subsidiaries under any
               Transaction Document (as defined in the Loan Agreement) or otherwise constitute a novation of its obligations thereunder.

          e.   EQUAL CONSIDERATION. No consideration has been offered or paid to any person to amend or consent to a waiver, modification,
               forbearance or otherwise of any provision of any of the Amended and Restated Note or Warrants or Transaction Documents.

          f.   SURVIVAL. All of the Company's representations and warranties contained in this Amendment shall survive the execution, delivery and acceptance of this Amendment by the parties hereto.

     5.   REPRESENTATIONS AND WARRANTIES OF THE HOLDER. The Holder hereby makes the following representations and warranties to the Company as of the date of its execution of this Amendment: (a) the execution and delivery of this Amendment by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on its behalf, (b) this Amendment has been duly executed and delivered by the Holder and constitutes the valid and binding obligation of the Holder, enforceable against it in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors'
          rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law, and (c) Holder, either alone or together with its representatives, (i) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of this Amendment and the transactions contemplated hereunder, and has so evaluated the merits and risks thereof, (ii) is able to bear the economic risk of this Amendment and the transactions contemplated hereunder and, at the present time, is able to afford a complete loss of its investment and (iii) has been given the opportunity to ask questions of, and receive answers from, the Company concerning the business and financial status of the
          Company and the transactions contemplated hereunder.

     6.   RE-ISSUANCE OF AMENDED AND RESTATED NOTE AND WARRANTS. Upon the
          written request of either the Holder or the Company, each party shall use commercially reasonable efforts to deliver the instruments representing the original Note and Warrants to the Company in exchange for replacement instruments that reflect the revised terms of such securities as set forth in this Amendment.

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     7.   EFFECT ON TRANSACTION DOCUMENTS. Except as expressly set forth above, all of the terms and conditions of the Loan Agreement, Note and
          Warrants shall continue in full force and effect after the execution of this Amendment and shall not be in any way changed, modified or superseded by the terms set forth herein, including, but not limited to, any other obligations the Company may have to the Holder under the
          Loan Agreement, Note and Warrants. Notwithstanding the foregoing, this
          Amendment shall be deemed for all purposes as an amendment to any and all of the Loan Agreement, Note and Warrants as required to serve the purposes hereof, and in the event of any conflict between the terms and provisions of any other of the Loan Agreement, Note or Warrants, on the one hand, and the terms and provisions of this Amendment, on the other hand, the terms and provisions of this Amendment shall prevail.

     8.   EXECUTION. This Amendment shall come into effect upon the signature of the last signing party. This Amendment may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.
          In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

     9.   AMENDMENTS AND WAIVERS. The provisions of this Amendment, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holder.

     10.  NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Loan Agreement.

     11.  SUCCESSORS AND ASSIGNS. This Amendment shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties; PROVIDED, HOWEVER, that no party may assign this
          Amendment or the obligations and rights of such party hereunder without the prior written consent of the other parties hereto.

     12.  FEES AND EXPENSES. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Amendment.

     13.  GOVERNING LAW. All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined pursuant to the Governing Law provision of the Loan Agreement.

     14.  SEVERABILITY. If any term, provision, covenant or restriction of this
          Amendment is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

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     15.  CONSTRUCTION. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise this
          Amendment and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Amendment or any amendments hereto. In addition, each and every reference to share prices in this Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

     16.  ENTIRE AGREEMENT. This Amendment, together with the exhibits and schedules hereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

     17.  HEADINGS. The headings herein are for convenience only, do not constitute a part of this Amendment and shall not be deemed to limit or affect any of the provisions hereof

                            (SIGNATURE PAGES FOLLOW)

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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to the Loan Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Metalink Ltd.                      Lender

By: ____________________________   By: ____________________________
Name:                              Name:
Title:                             Title:
Date:                              Date:

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